Exhibit 99.1

KIMBER RESOURCES INC.

Interim Consolidated Financial Statements
(Unaudited)
(stated in Canadian dollars)

Three and Nine Months Ended March 31, 2008

KIMBER RESOURCES INC.
Interim Consolidated Balance Sheet
(Unaudited)
(stated in Canadian dollars)

	March 31, 2008	June 30, 2007

ASSETS

Current assets
Cash and cash equivalents	$6,839,526	$6,200,602
Amounts receivable (note 5)	542,409	429,481
Prepaid expenses	129,104	57,246
	7,511,039	6,687,329

Equipment (note 6)	588,813	644,230

Unproven mineral right interests	34,871,785	32,176,965
(Schedule and note 4)
	$42,971,637	$39,508,524

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$382,287	$663,642
Due to related parties (note 10)	-	652,012
	382,287	1,315,654
Contingent liability (note 11)

SHAREHOLDERS’ EQUITY

Share capital (note 8)	52,868,520	46,762,332

Contributed surplus (note 9)	2,420,309	1,970,385

Deficit	(12,699,479)	(10,539,847)
	42,589,350	38,192,870
	$42,971,637	$39,508,524

Nature of Operations (note 1)
Commitments (note 12)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	March 31, 2008	March 31, 2008	March 31, 2007	March 31, 2007

Expenses
Amortization of equipment	$5,125	$17,441	$6,412	$23,108
Foreign exchange loss (gain)	3,360	10,066	9,021	(10,258)
General exploration	-	396	777	40,049
Interest and bank charges	1,217	2,010	805	1,597
Investor relations	7,005	41,321	16,790	195,332
Legal, audit and consulting	55,803	399,386	115,944	419,536
Office and miscellaneous	59,370	208,443	56,816	173,560
Rent	40,708	133,924	42,109	107,140
Salaries and benefits	205,746	844,621	312,074	684,407
Stock-based compensation	232,255	455,553	56,640	289,105
Transfer and filing fees	56,211	91,682	53,436	85,292
Travel and accommodation	26,969	105,032	23,759	104,676
	693,769	2,309,875	694,583	2,113,544

Loss before other items	(693,769)	(2,309,875)	(694,583)	(2,113,544)

Other items
Investment income	27,936	129,668	85,841	348,603
Other income	6,949	20,575	2,274	2,274

Net loss and comprehensive
loss for the period	(658,884)	(2,159,632)	(606,468)	(1,762,667)

Deficit - beginning of period	(12,040,595)	(10,539,847)	(7,882,108)	(6,725,909)

Deficit - end of period	$(12,699,479)	$(12,699,479)	$(8,488,576)	$(8,488,576)

Loss per share - basic and
diluted	$(0.01)	$(0.04)	$(0.01)	$(0.04)

Weighted average number
of common shares
outstanding	51,631,862	49,872,597	48,513,506	47,732,972

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	March 31, 2008	March 31, 2008	March 31, 2007	March 31, 2007
Cash provided by (used
for):

Operating Activities
Net loss for the period	$(658,884)	$(2,159,632)	$(606,468)	$(1,762,667)
Adjustment for items
not involving cash
Amortization of
equipment	5,125	17,441	6,412	23,108
Stock-based
compensation	232,255	455,553	56,640	289,105
	(421,504)	(1,686,638)	(543,416)	(1,450,454)
Net changes in non-cash
working capital items
Amounts receivable	(5,348)	17,313	3,024	66,396
Prepaid expenses	(88,040)	(71,858)	(34,429)	(36,436)
Accounts payable and
accrued liabilities	(80,130)	(189,319)	41,877	48,881
Due to related parties	(400,106)	(652,012)	-	-
	(995,128)	(2,582,514)	(532,944)	(1,371,613)
Investing Activities
Purchase of equipment	(32,308)	(66,101)	(26,897)	(183,001)
Unproven mineral right
interests	(1,239,237)	(2,813,020)	(2,554,421)	(9,737,424)
	(1,271,545)	(2,879,121)	(2,581,318)	(9,920,425)
Financing Activities
Common shares
issued for cash	6,000,000	6,202,500	2,998,898	3,553,347
Share issuance costs	(101,941)	(101,941)	-	(4,047)
	5,898,059	6,100,559	2,998,898	3,549,300

Increase (decrease) in
cash during the period	3,631,386	638,924	(115,364)	(7,742,738)

Cash and cash
equivalents, beginning of
period	3,208,140	6,200,602	8,239,586	15,866,960

Cash and cash
equivalents, end of period	$6,839,526	$6,839,526	$8,124,222	$8,124,222

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Cash Flows (continued)
(Unaudited)
(stated in Canadian dollars)

Supplementary financial information

	Three Months	Nine Months	Three Months	Nine Months
	March 31, 2008	March 31, 2008	March 31, 2007	March 31, 2007
Non-cash investing
activities
Amounts receivable for
unproven mineral right
interests	$(317,337)	$(130,241)	$103,855	$100,544
Accounts payable for
unproven mineral right
interests	(32,217)	(92,036)	361,244	645,216
Amortization for unproven
mineral right interests	32,522	104,077	29,104	79,593
	$(317,032)	$(118,200)	$494,203	$825,353
Cash and cash equivalents
comprised of:
Cash	315,924	315,924	508,834	508,834
Banker’s acceptance
notes	6,523,602	6,523,602	7,615,388	7,615,388
	$6,839,526	$6,839,526	$8,124,222	$8,124,222

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Schedule of Unproven Mineral Right Interests
(Unaudited)
(stated in Canadian dollars)

	June 30, 2007	Net Costs	March 31, 2008

MEXICO
Monterde Property
Acquisition	$2,738,045	$43,454	$2,781,499
Exploration and Engineering
Amortization of equipment	244,819	104,077	348,896
Assays	3,384,707	8,091	3,392,798
Drilling	11,516,830	62,142	11,578,972
Engineering	1,553,772	174,017	1,727,789
Environmental study	1,158,880	105,641	1,264,521
Field, office	551,884	123,909	675,793
Geological, geophysical	4,025,752	942,861	4,968,613
Legal	419,715	86,145	505,860
Maps, reports, reproductions	754,489	150,904	905,393
Metallurgy	595,170	111,735	706,905
Road and drill site maintenance	1,817,825	132,971	1,950,796
Salary and wages	520,440	115,117	635,557
Scoping study	11,392	-	11,392
Socioeconomic studies	38,806	26,495	65,301
Stakeholder costs	50,185	28,920	79,105
Supplies	1,514,163	225,121	1,739,284
Travel, accommodation	1,148,857	195,872	1,344,729
Third party recoveries	(9,931)	-	(9,931)
	29,297,755	2,594,018	31,891,773
	32,035,800	2,637,472	34,673,272
Setago Property
Acquisition	6,752	6,628	13,380
Exploration	54,244	16,037	70,281
	60,996	22,665	83,661

Pericones Property
Acquisition	8,148	12,908	21,056
Exploration	72,021	21,775	93,796
	80,169	34,683	114,852

Total unproven mineral right interests	$32,176,965	$2,694,820	$34,871,785

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“the Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its unproven mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realise its assets and satisfy its liabilities and commitments in the normal course of business.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds or raise funds on an economical basis in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the consolidated balance sheet.

2.	Basis of presentation, change in accounting policies and accounting estimates

a) Basis of presentation

The unaudited interim consolidated financial statements include the accounts of the Company, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian Generally Accepted Accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2007 and 2006 as these statements do not contain all the disclosures

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

2.	Basis of presentation, change in accounting policies and accounting estimates (continued)

required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, except as discussed below, but are not necessarily indicative of the results to be expected for a full year.

b) Adoption of new accounting standards

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook, Section 1506, Accounting Changes, Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for reporting accounting changes, reporting comprehensive income, the presentation of equity, the recognition and measurement of financial instruments, and on the use of hedge accounting.

Section 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The Company has not made any voluntary change in accounting principles since the adoption of the revised standards. Section 1530 establishes standards for the reporting of comprehensive income, defined as the change in equity from transactions and other events from non- owner sources, and include items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. The Company has not had any changes in equity from non-owner sources. Section 3251 establishes standards for the presentation of equity and changes in equity. Under Section 3855, all financial instruments are to be measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities not held for trading, which are to be measured at amortized cost. Section 3861 establishes standards for presentation and disclosure of financial instruments and non-financial derivatives. The Company is reporting all financial instruments accordingly. Section 3865 establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

The adoption of these new standards had no impact on the Company’s financial statements as at July 1, 2007.

3.	Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) recently issued CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments –Disclosure, and Section 3863, Financial Instruments –Presentation. These new Handbook Sections are effective for interim and annual periods beginning on or after October 1, 2007.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

3.	Recent accounting pronouncements (continued)

Section 1535 requires additional disclosures about how a company manages its capital. The Company is reporting how it manages its capital accordingly. Section 3862 requires additional disclosures about financial assets and liabilities and their associated risks. Section 3863 deals with the presentation and classification of financial instruments and related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset. The Company is evaluating the impact of the adoption of these standards on its financial statements.

In 2006, the Canadian Accounting Standards Board (AcSB) published its plan to replace Canadian GAAP with International Financial Reporting Standards (IFRS). In February 2008, the AcSB announced the changeover date for publicly-listed companies to use IFRS in interim and annual financial statements beginning on or after January 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	Unproven Mineral Right Interests

The Company’s mineral rights are located in the State of Chihuahua, Mexico and the State of Estado de Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions

The Company has a 100% interest in concessions staked adjacent to the above Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

4.	Unproven Mineral Right Interests (continued)

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of three exploration concessions, two of which were added during the three months ended March 31, 2008. These new concessions increase the property area at Setago to approximately 10,000 hectares. The property requires no payments, other than for annual taxes.

Pericones Property

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), owns a property ("Pericones"), in Estado de Mexico. The Company has staked, and title to the additional Pericones concession, Ampliacion La Guera, has been received, increasing the Pericones property by 5,569 hectares to a total area of 11,890 hectares. The property covers at least two areas which are prospective for silver deposits. Mapping and sampling has commenced on the Pericones property during the quarter ended March 31, 2008. The property requires no payments, other than for annual taxes.

5.	Amounts Receivable

Amounts receivable at March 31, 2008 are comprised of a security deposit with Major Drilling de Mexico, IVA tax credit refundable from the Government of Mexico and other amounts as shown below.

The IVA Tax is 15% of expenditures in Mexico. The Company has been receiving IVA refunds on an ongoing basis up to March 2008, and expects to continue to recover outstanding amounts. The deposit receivable from Major Drilling de Mexico is repayable at the earlier of the date of the final invoice or December 31, 2008.

	March 31, 2008	June 30, 2007

Deposit	$254,025	$-
IVA tax receivable	248,031	374,837
Net GST receivable	11,561	27,288
Other receivables	28,792	27,356

	$542,409	$429,481

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

6.	Equipment

	March 31, 2008			June 30, 2007
		Accumulated
	Cost	Amortization	Net value	Net value

Camp and equipment	$476,392	116,226	360,166	$365,045
Camp vehicles	223,706	115,574	108,132	144,142
Computer equipment	150,224	80,936	69,288	78,034
Computer software	54,684	50,161	4,523	9,494
Office fixtures and
equipment	69,193	22,489	46,704	47,515
	$974,199	385,386	588,813	$644,230

7.	Segmented Information

	March 31, 2008	June 30, 2007
Assets by geographic segment, at cost
Canada
Current assets	$7,100,280	$5,850,929
Equipment	70,585	77,665
	7,170,865	5,928,594
Mexico
Current assets	410,759	836,400
Equipment	518,228	566,565
Unproven mineral right interests	34,871,785	32,176,965
	35,800,772	33,579,930

	$42,971,637	$39,508,524

8.	Share Capital

a) Authorized: unlimited number of common shares without par value.

On December 12, 2007 the shareholders of the Company approved a change in the authorized capital from a maximum of 80,000,000 common shares without par value to an unlimited number of common shares without par value.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

8.	Share Capital (continued) b) Issued and outstanding:

	Number of Shares	Amount
Balance – June 30, 2007	49,423,620	$46,762,332
Exercise of options	450,000	202,500
Private Placements	8,000,000	6,000,000
Less share issue costs		(101,941)
Reallocation from contributed
surplus on exercise of options		5,629

Balance – March 31, 2008	57,873,620	$52,868,520

On March 11, 2008 the Company closed a non-brokered private placement of 8,000,000 units raising gross proceeds of $6 million. Each unit was priced at $0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitles the holder to purchase one additional common share at a price of $1.25 per warrant share for a period of 24 months from the date on which the units were issued.

c) Warrants

At March 31, 2008, 4,000,000 warrants were outstanding. These warrants were issued on March 11, 2008 and expire on March 10, 2010.

d) Stock Options

On December 12, 2007, the shareholders of the Company approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under the Company’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

The stock options currently outstanding under the Company’s 2002 Stock Option Plan were granted at the market price on the last trading date preceding the date of their grant and vested as to 1/3 of their number on the date of their grant and then 1/3 at the end of each nine month period thereafter.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

8.	Share Capital (continued)

Summary of stock option activity:

	Period ended March 31, 2008
	Options	Weighted average
	Outstanding	exercise price

Balance, June 30, 2007	2,695,000	$1.66
Granted	1,365,000	0.81
Exercised	(450,000)	0.45
Forfeited/Expired	(365,000)	1.64

Balance, March 31, 2008	3,245,000	$1.47

Stock options outstanding and exercisable at March 31, 2008 are as follows:

Exercise	Number	Number	Expiry date
price	outstanding	exercisable
$
0.73	230,000	230,000	August 2008
2.05	75,000	75,000	January 2009
2.14	365,000	365,000	October 2009
1.80	25,000	25,000	December 2009
1.65	190,000	190,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	225,000	150,000	November 2011
2.67	100,000	66,667	December 2011
1.95	470,000	313,333	April 2012
0.85	65,000	21,667	September 2012
0.86	400,000	133,333	September 2012
0.78	400,000	133,333	November 2012
0.79	500,000	166,667	February 2013

	3,245,000	2,070,000

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

9.	Contributed Surplus and Stock-based Compensation

The weighted average fair value of stock options granted is discussed below and estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31		Nine months ended March 31
	2008	2007	2008	2007
Fair value of options	0.34	-	0.33 - 0.36	1.07 - 1.11
Risk free interest rates	4.0%	-	4.0 - 4.25%	3.3 - 4.0%
Estimated share price
volatility	59%	-	56 - 59%	57 - 63%
Expected life	1.5 - 5 years	-	1.5 - 5 years	1.5 - 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Continuity of contributed surplus is as follows:

Balance - June 30, 2007	$1,970,385
Options granted to employees and consultants	455,553
Share options exercised, transfer to share capital	(5,629)
Balance - March 31, 2008	$2,420,309

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2008	$179,906
June 30, 2009	320,677
June 30, 2010	56,297
$556,880

The expense to June 30, 2008 of $179,906 represents the expense for the quarter ended June 30, 2008 relating to current options vesting during that period.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Unaudited)
(stated in Canadian dollars)

10.	Related party transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

	a)	Under settlement agreements dated April 26, 2007, the Company settled all claims which Robert V. Longe, former President, CEO and Director, and Michael E. Hoole, VP and Secretary, may have with respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr. Longe, the Company agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. Mr. Longe subsequently retired on October 31, 2007. On December 14, 2007 the Company paid Mr Longe $170,000 plus unused vacation. The balance of $169,657 was paid to Mr. Longe on March 17, 2008.

Pursuant to the settlement agreement with Mr. Hoole, it had been agreed that Mr. Hoole would remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he would be paid $339,657 by way of salary continuance from May 1, 2007 until he ceased to be an officer and employee of the Company with the balance payable at that time. Mr. Hoole resigned on February 28, 2008, and the total outstanding amount of $203,147 was paid to Mr. Hoole on March 14, 2008.

	b)	During the seven month period ended January 31, 2008, fees of $99,827 (nine months to March 31, 2007 - $123,092) were paid to J.B. Engineering Ltd. Mr. Richards, a principal of J.B. Engineering Ltd., was an officer of the Company until his resignation on January 31, 2008.

11.	Contingent liability

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by this subsidiary. In December 2006, the Company paid $89,401 into a Mexican court as security in respect of any possible liability that the driver may have. The Company has not yet received formal releases from all potential claimants, but does not anticipate that there will be any further payments required in relation to this incident.

12.	Commitments

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2008 to 2011 totalling $247,824 at March 31, 2008. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Kimber Resources Inc.
Management’s Discussion and Analysis
Interim Report for the three and nine month periods ended March 31, 2008

The following management discussion and analysis of the Company’s financial position is for the three and nine month periods ended March 31, 2008 and covers information up to the date of this report. This discussion should be read in conjunction with the attached “Interim Unaudited Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and the “Audited Consolidated Financial Statements” and “Management’s Discussion and Analysis” for the year ended June 30, 2007. The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com and on the Company’s website at www.kimberresources.com.

This management’s discussion and analysis is dated May 9, 2008.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are ore bodies, where gold and silver are amenable to extraction. The Company’s policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit so that its full value can be recognized.

Results of Operations

The net loss for the three month period ended March 31, 2008 was $658,884 or $0.01 per common share compared with $606,468 or $0.01 per share for the three months ended March 31, 2007.

During the three months ended March 31, 2008 the Company spent $922,205 on its mineral properties (as compared to $2,443,738 for the three months ended March 31, 2007); $38,782 was incurred for property acquisition payments and taxes. The exploration costs at Monterde were $1,521,533 lower than the comparable quarter due to reduced drilling, assays and supplies to the field in relation to the Monterde property. Drilling costs were $62,142 compared to $517,675 in March 31, 2007. Assay costs during the three months ended March 31, 2008 were $nil compared to $502,121 for the comparable period ended March 31, 2007. Camp supplies costs were $101,457 compared to $282,718 for the comparable period ended March 31, 2007. Geological expenditures were $278,706 compared to $303,671 in the three months ended March 31, 2007.

In accordance with the stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $56,297 on 500,000 stock options granted in the period and $175,958 on 233,333 options previously granted which vested during the period. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $426,629 or $0.008 weighted average loss per share during the quarter.

Salary and benefits expenses decreased to $205,746 in the three months ended March 31, 2008 from $312,074 in the three months ended March 31, 2007 due to changes in staff composition and a lower director fee structure commencing January 1, 2008.

Legal, audit and consulting fees decreased to $55,803 for the quarter ended March 31, 2008 as compared to $115,944 for the comparable period ended March 31, 2007 due to reductions in recruitment and legal fees. Current quarter costs include fees relating to SOX compliance and legal regulatory requirements.

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Investor relations and shareholder communications expenses decreased to $7,005 in the three months ended March 31, 2008 from $16,790 in the three months ended March 31, 2007.

Office and miscellaneous expenses increased slightly during the period ended March 31, 2008 to $59,370 from $56,816 in 2007.

Rent expenses for the head office were $40,708 in the period ended March 31, 2008 compared to $42,109 in the three month period ended March 31, 2007.

The Company recorded a loss from foreign exchange of $3,360 during the three months ended March 31, 2008 as opposed to a loss of $9,021 in the period ended March 31, 2007. The loss comes from funds advanced to Mexico during the current and previous periods that have changed in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended June 30, 2006 to March 31, 2008

	Q4 Jun30/06	Q1 Sep30/06	Q2 Dec31/06	Q3 Mar31/07
Interest income	162,867	144,861	117,901	85,841
Total Loss	(705,370)	(418,217)	(737,982)	(606,468)
Loss per share	(0.02)	(0.01)	(0.01)	(0.01)

	Q4 Jun30/07	Q1 Sep30/07	Q2 Dec 31/07	Q3 Mar 31/08
Interest income	66,890	58,079	43,653	27,936
Total Loss	(2,051,271)	(839,649)	(661,099)	(658,884)
Loss per share	(0.04)	(0.02)	(0.01)	(0.01)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that currently yield approx 2.9% on an annual basis) classified as cash and cash equivalents.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At March 31, 2008, the Company had working capital of $7,128,752 (December 31, 2007 - $2,574,188). The change in working capital is the result of increased available cash and cash equivalents to $6,839,526 compared to the previous period (December 31, 2007 - $3,208,140). During the three months ended March 31, 2008 the Company issued 8,000,000 shares and 4,000,000 warrants for gross proceeds of $6,000,000 from a private placement. No options were exercised during the current quarter.

Current liabilities were $382,287 at March 31, 2008 compared to $494,634 as at December 31, 2007. The amounts include routine accounts payable at the end of the period, paid subsequently. The related parties amounts of $400,106 owed at December 31, 2007, in respect of settlement agreements, were paid in full during the current quarter. The Company has no long-term indebtedness or long-term obligations.

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Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable increased by $322,685 to $542,409 during the three months ended March 31, 2008 mainly attributable to a deposit of US$250,000 being paid to Major Drilling de Mexico, repayable at earlier of the date of any final invoice or December 31, 2008.  In addition there was a small increase in input tax credit payments for IVA Tax receivable from the Government of Mexico. Receivables for IVA are 15% of expenditures in Mexico. As at March 31, 2008, five months of IVA are receivable compared to four months as at December 31, 2007.

Prepaid expenses, which are mostly deposits, insurance policies and advances for investment conferences, increased from the previous quarter by $88,040 to $129,104.

Financings

On February 8, 2008 the Company announced its plan to close a non-brokered private placement of up to 6,666,667 units to raise $5 million subject to a possible oversubscription of up to an additional $1 million on the same terms. Each unit was priced at $0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.25 per warrant for a period of 24 months from the date on which the units were issued. The private placement was closed on March 11, 2008. The Company issued 8,000,000 shares for gross proceeds of $6,000,000 less share issuance costs of $101,941.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2008 to 2011 totalling $247,824 at March 31, 2008. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at March 31, 2008 the Company’s working capital consisted of cash and cash equivalents of $6,839,526, receivables of $542,409, prepaid expenses of $129,104 and payables of $382,287. As at March 31, 2007, the overall net working capital of the Company was $7,128,752.

If existing vested, in-the-money options were exercised, the Company would generate $970,150 as at May 9, 2008.

On March 11, 2008 the Company issued 8,000,000 shares for gross proceeds of $6,000,000 less share issuance costs of $101,941.

Management believes that it will have sufficient financial resources to continue planned operations over the next six months.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

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Mineral Properties

The Monterde Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is the Company’s principal asset. It covers approximately 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 225 km of paved highway from Chihuahua city followed by 35 km of logging road from San Rafael, where railroad and power are also available.

The Company holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Annual Report, filed on SEDAR and EDGAR, and displayed on the Company’s website.

The principal deposit is the Carmen on which 572 holes have been drilled. Like many other deposits in the Sierra Madre, it falls in the category low sulphidation, epithermal classification.  There are two satellite deposits: the Veta Minitas which is adjacent to the Carmen, and the Carotare, two kilometres to the east.

Carmen deposit

No drilling was carried out on the Carmen deposit during the current quarter ended March 31, 2008. However, during April 2008 a diamond drill rig capable of drilling in excess of 800 metres was moved to the site and has commenced drilling. Drilling will involve the testing of the Carmen structure between 100 and 200 meters below the deepest intercepts to date.

During the period May 2007 to March 2008 the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

Completion of the geologic compilation with the characterization and agitation tests is targeted to outline the different silver-recovery zones within the deposit.

Exploration Drilling at Carotare & Veta Minitas

In January 2007, drilling ended on the Veta Minitas and on extensions to the Carotare deposit. However both Veta Minitas and Carotare are being reviewed to evaluate the opportunity for further drilling in 2008.

Exploration on the Monterde Property

A diamond drilling program was initiated on the Arimo target during March, 2008. The area lies approximately 2 kilometres southwest of the Carmen deposit. The drilling program is designed to test a silicified breccia zone occurring at the contact between the rhyolite tuffs and andesite breccia. In addition, during April 2008 a diamond drill program was commenced on the Cerro la Mina project located one kilometre northwest of Arimo. The target is also a silicified breccia at the contact between rhyolite and andesite.  The initial drill program on both of these new targets totals approximately 2,600 metres.

Stream geochemistry results from the northern part of the Monterde property identified five catchment basins with significantly anomalous values in silver and gold on which follow up investigations are being considered.

Other Properties

The Company holds two other properties, the Setago, also in the Sierre Madre, 24 km to the west of Monterde, and Pericones in Estado de Mexico.  Both were acquired by staking and are 100% owned. Mapping and sampling is under way at Pericones and is expected to be ongoing until late May 2008 when a decision regarding a drilling program will be considered.

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Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

NO FUNDS HAVE BEEN INVESTED IN ASSET-BACKED COMMERCIAL PAPER.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.  Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

Legal Proceedings

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by this subsidiary.  In March 2006, the Company paid $89,401 into a Mexican court as security in respect of any possible liability that the driver may have.  The Company has not yet received formal releases from all potential claimants, but does not anticipate that there will be any further payments required in relation to this incident.

Changes in Accounting Policy

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”).  The Company’s controls include policies and procedures that:

5

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at March 31, 2008 the Company had 57,873,620 shares issued and 65,118,620 outstanding on a fully diluted basis.

The Company has a stock option plan and at March 31, 2008 there were 3,245,000 options outstanding. Of the 3,245,000 options granted to employees, directors and consultants 2,070,000 had vested.

The Company had 4,000,000 warrants outstanding as at March 31, 2008.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

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Form 52-109F2 - Certification of Interim Filings

I, Gordon Cummings, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s     internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 9, 2008

“Gordon Cummings”

President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Lyn Davies, Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s     internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 9, 2008

“Lyn Davies”

Chief Financial Officer